Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361

March 15, 2023

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volatility Shares Trust File Nos. 333-263619; 811-23785

Dear Ms. Vroman-Lee

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Volatility Shares Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (the “Registration Statements”). The Registration Statements relate to the 1x Long VIX Futures Strategy K-1 Free ETF and -1x Short VIX Mid-Term Futures Strategy ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

Please revise the Fund names to include “strategy.” Please also confirm to the staff of trhe Commission that at least 80% of the Funds’ assets will be exposed to VIX futures.

Response to Comment 1

The name of each of the Funds has been revised to include “strategy” and the requested 80% test has been added to the principal investment strategy for each Fund.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

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